

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 18, 2009

Nicol G. Graham
Chief Financial Officer
Houston Wire & Cable Company
10201 North Loop East
Houston, TX 77029

> **Re: Houston Wire & Cable Company**
> **Form 10-K for the Fiscal-Year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-52046**

Dear Mr. Graham:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant